Filed by MRO Software, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                      and Deemed Filed Pursuant to Rule 14d-2(b)
                                           under Securities Exchange Act of 1934

                                       Subject Company: Datastream Systems, Inc.

                                                  Commission File No.: 000-25590

                                                        Date:  December 20, 2001

[MRO SOFTWARE LOGO]

FOR IMMEDIATE RELEASE

CONTACTS:
Chip Drapeau                   Peter Rice
(781) 280-6800                 (781) 280-6550
chip.drapeau@mro.com           peter.rice@mro.com

               MRO SOFTWARE OFFERS TO PURCHASE DATASTREAM SYSTEMS

  COMBINATION ACCRETIVE; PRIOR OFFER REJECTED BY DATASTREAM BOARD OF DIRECTORS

BEDFORD, MASS., Dec. 20, 2001 - MRO Software, Inc. (Nasdaq: MROI), the leading provider of e-Business solutions for asset-intensive companies, today announced that it has made an offer to purchase Datastream Systems, Inc. (Nasdaq: DSTM), a provider of applications, tools and services for asset lifecycle management based in Greenville, South Carolina.

MRO Software has sent a letter to Datastream's Chairman and CEO offering to purchase Datastream for a price of $6.00 per share, consisting of $1.00 in cash and $5.00 in the form of MRO Software Common Stock, representing a premium of 45% over Datastream's average closing price over the past 15 trading days ($4.15 per share). A copy of MRO Software's offer is attached to this press release.

In the letter, MRO Software indicated that it was prepared to commence discussions immediately and that it believed a transaction could be consummated within eight weeks following execution of definitive documentation. To effect the transaction, MRO Software would commence an exchange offer for all of Datastream's outstanding common stock followed by a merger at the same per share price.

"The logic behind this combination is simple and compelling," said Chip Drapeau, president and CEO, MRO Software. "Done correctly, this transaction should be accretive from both a revenue and earnings perspective, and there is significant potential for business and operational synergies. This combination would allow both businesses to focus on a broader market opportunity, allowing diversification of revenue streams and accelerated growth. The transaction is timely, based on the pronounced shift to pure Web-based applications, and the market's desire for a clear choice for strategic MRO and industrial supplier enablement. It is perplexing to us that Datastream's Board has refused to engage in discussions with us regarding the benefits of the proposed combination."

ABOUT MRO SOFTWARE, INC.

MRO Software is the leading provider of e-Business solutions for asset-intensive companies. As a worldwide leader in enterprise asset maintenance, MRO Software has the technology and in-depth understanding of issues confronting

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capital asset-intensive industries to connect all participants in the industrial value chain. The Company's solutions help make e-Business easy, practical and affordable.

The Company's Strategic MRO, Online Commerce Services and Enterprise Catalog Management solutions allow customers to streamline their internal processes and compete more efficiently in an increasingly collaborative and electronic market. MAXIMO(R), the Company's flagship Strategic MRO solution, is creating value in more than 8,000 organizations located in 103 countries by extending asset life, decreasing operating costs and enabling efficient supplier collaboration.

MRO Software (Nasdaq: MROI) is a global company based in Bedford, Mass., with more than 1,000 employees. The Company markets its products through a direct sales force in combination with a network of international distributors. MRO Software has sales offices throughout North America, Europe, Asia/Pacific and Latin America. Additional information on MRO Software can be found at http://www.mro.com.

MAXIMO(R) is a registered trademark, and MRO SoftwareTM is a trademark, of MRO Software, Inc.

FORWARD LOOKING STATEMENTS

This press release and its attachment contain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended). The Company's actual results may differ materially from those suggested by the forward-looking statements and the Company may not realize the benefits intended from the proposed acquisition, for various reasons, including without limitation the failure of Datastream's business, products or technologies to meet the Company's expectations, difficulties in retaining Datastream personnel necessary for the combination to succeed, difficulties integrating the products or technologies of the two companies and providing migration paths for customers, difficulties in effectively distributing the two companies' products through the combined sales force and channels, difficulties in retaining Datastream's existing customers and revenue streams, difficulties in achieving market or operational synergies, liabilities of Datastream that that are neither currently known nor disclosed before the acquisition is consummated, the termination of contracts for supply by key vendors of Datastream (including suppliers of technology) as a result of the transaction, and those reasons discussed in the section "Factors Affecting Future Performance" in our most recent Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF DATASTREAM SYSTEMS, INC. DATASTREAM'S STOCKHOLDERS ARE URGED TO READ THE RELEVANT EXCHANGE OFFER DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. AT THE TIME THE OFFER, IF ANY, IS COMMENCED, MRO SOFTWARE, INC. WILL FILE EXCHANGE OFFER MATERIALS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND DATASTREAM WILL FILE A RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS, AS WELL AS THE RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL STOCKHOLDERS OF DATASTREAM AT NO EXPENSE TO THEM. THE EXCHANGE OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER DOCUMENTS FILED WITH THE COMMISSION) AND THE RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE FOR FREE AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV.

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ATTACHMENT

December 20, 2001


Mr. Larry Blackwell
Chairman of the Board, Chief Executive Officer and President
Datastream Systems, Inc.
50 Datastream Plaza
Greenville, SC  29605

Dear Larry:

On behalf of MRO Software, Inc. ("MRO"), I am pleased to submit the enclosed offer to acquire Datastream Systems, Inc. ("Datastream"). As you know, we at MRO were extremely disappointed when you terminated discussions with us earlier this month regarding a potential transaction between us. We continue to believe that the combination of our two companies offers compelling strategic benefits for our businesses as well as undeniable value and liquidity for your shareholders. In this regard, you should consider that:

(i) The revenue and operating pre-tax synergies to be derived from the combination of our businesses are substantial, which we conservatively estimate at between $7.5 million and $15 million on an annual basis.

(ii) The transaction should be accretive on a revenue per share basis, providing the potential for pro forma price appreciation because Datastream's operating components of the combined company's results should be valued at the significantly higher forward revenue multiple which MRO enjoys.

(iii) Our stock enjoys a greater than 8 times higher average daily trading volume than Datastream's common stock over the past 15 days.

(iv) The proposed price represents a 45% premium over the past 15-day average closing price of your stock.

(v) The combined company would have a strong and expanded platform from which to address new and existing markets, allowing diversification of revenue streams and accelerated growth.

(vi) We would be able to create multiple market synergies, such as upsell opportunities into each company's customer base, and a unified e-Commerce "pull".

Based on currently available information, MRO proposes to acquire all outstanding Datastream common stock at a fixed price of $6 per share, consisting of $5 in our stock and $1 in cash. We would expect that the transaction would be treated as a tax-free reorganization in most circumstances, thereby providing tax-deferred treatment for the stock portion of the consideration. We would consider increasing our offer if, in the course of our discussions, you demonstrate that there is increased value to MRO in the proposed transaction.

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As part of the transaction, we propose to execute employment agreements with appropriate key employees, and to appoint Larry Blackwell to MRO's Board of Directors.

To effect the transaction, we would commence an exchange offer for all of Datastream's outstanding common stock followed by a merger at the same per share price. We expect that the transaction could be consummated within eight weeks of the execution of definitive transaction documentation. Because the cash portion of the transaction would be financed entirely through MRO's existing cash reserves, our offer is not subject to any financing contingency. We are prepared to begin discussions with you immediately.

As is customary, our proposal is subject to completion of a brief, confirmatory due diligence review, the redemption of all rights issuable under your recently enacted rights plan, the negotiation of definitive documentation and compliance with applicable regulations.

The Board of MRO has unanimously approved this proposal and authorized us to proceed immediately. Our intent is to promptly conclude a transaction that should be enthusiastically supported by you, your Board of Directors, and Datastream's shareholders. Should you decline to enter into negotiations with us, we reserve the right to take our offer directly to your shareholders.

Sincerely,



Robert L. Daniels
Chairman of the Board


            This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14d-2(b) under the Securities Exchange Act of 1934.





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